EXHIBIT 99.1

Himax Reports Second Quarter 2009 Financial Results

 Highlights:
 * Net income and EPS attributable to Himax stockholders in the second quarter were $15.4 million and $0.08, respectively, each more than tripling from the previous quarter
 * Recapitalization in preparation for dual listing on the Taiwan Stock
   Exchange and ADS ratio change will be effective on Monday, August
   10, before the NASDAQ market opens
 * Each ADS will represent the same percentage ownership of the share capital of the Company immediately before and after the proposed recapitalization and ADS ratio change

TAINAN, Taiwan, Aug. 5, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the second quarter ended June 30, 2009.

For the second quarter of 2009, Himax reported net revenues of $184.9 million, representing a 25.1% decrease from $246.9 million for the second quarter of 2008 and a 47.2% increase from $125.7 million for the first quarter of 2009. Gross margin was 20.8% for the second quarter of 2009, down 470 basis points year-over-year and down 10 basis points sequentially. Operating income for the quarter was $14.8 million, compared to $34.8 million for the same period last year and operating income of $4.8 million for the previous quarter.

Net income attributable to Himax stockholders for the second quarter of 2009 was $15.4 million or $0.08 per diluted share attributable to Himax stockholders, down from $37.7 million or $0.20 per diluted share attributable to Himax stockholders for the second quarter of 2008 and up from $4.4 million or $0.02 per diluted share attributable to Himax stockholders for the first quarter of 2009.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the second quarter of 2009 was $17.7 million, down from $37.8 million for the same period last year, and up from $7.7 million for the previous quarter.

Non-GAAP net income attributable to Himax stockholders for the second quarter of 2009 was $17.9 million or $0.10 per diluted share attributable to Himax stockholders, down from $39.8 million or $0.21 per diluted share attributable to Himax stockholders for the second quarter of 2008, and up from $7.0 million or $0.04 per diluted share attributable to Himax stockholders for the first quarter of 2009.

Reconciliation of gross margin, operating margin, net margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin, GAAP net margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "Demand for our display drivers rebounded strongly in the second quarter, particularly for TV applications. However, the shortage in certain components for TFT-LCD panels, most notably the glass substrate, had limited the growth momentum in our customers' panel shipment and demand for our display drivers. Product-wise, we are leveraging our worldwide leadership in TFT-LCD display drivers to further expand our product portfolio into other display-related semiconductors. Last week, we announced our white LED driver line for the fast-growing netbook and notebook LED backlight market. Our TV chipset and monitor scaler line is ramping up revenues quickly as a result of increasing design-in activities and adoptions at a number of Chinese TV and monitor manufacturers, including certain tier-one brands."

Mr. Wu continued, "To comply with Taiwan listing requirements and to ensure sufficient float on the Taiwan Stock Exchange, the Board has proposed some necessary revisions to our Memorandum and Articles of Associations and a recapitalization plan to effect a change in the par value of our ordinary shares from $0.0001 per share to $0.30, or approximately NT$10, per share, and an increase in the number of ordinary shares outstanding to double the current amount. Concurrently with the recapitalization plan, if approved at the AGM, we will take into effect an ADS ratio change to have one ADS represent two ordinary shares, as compared to the current ratio of one ADS representing one ordinary share. As a result of the ADS ratio change, the percentage ownership of our share capital represented by each ADS, immediately before and after the proposed recapitalization and ADS ratio change, will remain unchanged. The proposed recapitalization and ADS ratio change, subjective to certain approvals, will become effective on Monday, August 10, before market opens."

Mr. Wu added, "Looking forward, the shortage of glass substrate for TFT-LCD panels is expected to continue in the third quarter of 2009, which is a factor of uncertainty for our third quarter guidance. In addition, the capacity tightness for certain of our semiconductor subcontractors, particularly the backend packaging and testing houses, would increase our costs of revenues and may negatively impact our gross margin. For the third quarter, we expect revenues to grow by double-digit percentage points sequentially, gross margin to decline slightly and GAAP earnings per ADS to be in the range of $0.04 to $0.06 based on the assumption of having 185 million diluted weighted average shares, with each ADS representing one share. Our third quarter guidance on GAAP earnings per ADS have taken into account our 2009 restricted awards grant scheduled at the end of September. The 2009 restricted awards is assumed to be valued at around $10 to 14 million, of which approximately 50% to 70% to be vested and expensed immediately on the grant date."

Investor Conference Call / Webcast Details

The Company's management will review detailed second quarter 2009 results on Wednesday, August 5, 2009 at 7:00 PM EDT (7:00 AM, Thursday, August 6, Taiwan time). The conference dial-in numbers are +1-201-689-8470 (international) and +1-877-407-9039 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the call through noon Taiwan time on Thursday, August 13, 2009 (midnight U.S. Eastern Daylight Time) at www.himax.com.tw and by telephone at +1-201-612-7415 (international) or +1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the conference ID number is 327791.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS Image Sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si Kyungki-do, and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause our actual results to differ materially include, but not limited to, those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our future business developments, results of operations and financial condition, our ability to develop new products, the expected growth of the display driver markets, the expected growth of end-use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, our ability to collect accounts receivable and manage inventory, changes in economic and financial market conditions, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on dated May 15, 2009, as amended.

                        Himax Technologies, Inc.
         Unaudited Condensed Consolidated Statements of Income

  (These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
     (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                               Three
                                                               Months
                                               Three Months    Ended
                                              Ended June 30,   March 31,
                                              2009      2008    2009
                                             -------  -------  -------
 Revenues
  Revenues from third parties, net           $63,348  $92,430  $44,373
  Revenues from related parties, net         121,579  154,437   81,283
                                             -------  -------  -------
                                             184,927  246,867  125,656
                                             -------  -------  -------

 Costs and expenses:
  Cost of revenues                           146,539  183,797   99,441
  Research and development                    17,576   20,532   15,249
  General and administrative                   3,885    5,105    3,594
  Sales and marketing                          2,126    2,622    2,549
                                             -------  -------  -------
   Total costs and expenses                  170,126  212,056  120,833
                                             -------  -------  -------

 Operating income                             14,801   34,811    4,823
                                             -------  -------  -------

 Non operating income (loss):

 Interest income                                 284      924      282
 Foreign exchange gains (losses), net          1,006     (522)  (1,415)
 Other income (loss), net                         17      762     (138)
                                             -------  -------  -------
                                               1,307    1,164   (1,271)
                                             -------  -------  -------
 Earnings before income taxes                 16,108   35,975    3,552
   Income tax expense (benefit)                1,717     (702)     249
                                             -------  -------  -------
 Net income                                   14,391   36,677    3,303
 Net loss attributable to the noncontrolling
  interests                                    1,032    1,037    1,066
                                             -------  -------  -------
 Net income attributable to Himax
  stockholders                               $15,423  $37,714  $ 4,369
                                             =======  =======  =======

 Basic earnings per ordinary share and ADS
  attributable to Himax stockholders         $  0.08  $  0.20  $  0.02
                                             =======  =======  =======
 Diluted earnings per ordinary share and ADS
  attributable to Himax stockholders         $  0.08  $  0.20  $  0.02
                                             =======  =======  =======

 Basic Weighted Average Outstanding Shares   185,992  191,301  188,883
 Diluted Weighted Average Outstanding Shares 186,801  192,552  188,883

                        Himax Technologies, Inc.
         Unaudited Condensed Consolidated Statements of Income
     (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                     Six Months Ended
                                                         June 30,
                                                      2009      2008
                                                    --------  --------
 Revenues

  Revenues from third parties, net                  $107,721  $169,891
  Revenues from related parties, net                 202,862   308,564
                                                    --------  --------
                                                     310,583   478,455
                                                    --------  --------
 Costs and expenses:

  Cost of revenues                                   245,980   356,746
  Research and development                            32,825    41,078
  General and administrative                           7,479     8,975
  Sales and marketing                                  4,675     5,180
                                                    --------  --------
 Total costs and expenses                            290,959   411,979
                                                    --------  --------

 Operating income                                     19,624    66,476
                                                    --------  --------

 Non operating income (loss):

 Interest income                                         566     1,701
 Foreign exchange gains (losses), net                   (409)      848
 Other income (loss), net                               (121)      854
                                                    --------  --------
                                                          36     3,403
                                                    --------  --------
 Earnings before income taxes                         19,660    69,879
   Income tax expense                                  1,966        --
                                                    --------  --------
 Net income                                           17,694    69,879
 Net loss attributable to the noncontrolling
  interests                                            2,098     1,972
                                                    --------  --------
 Net income attributable to Himax stockholders       $19,792   $71,851
                                                    ========  ========

 Basic earnings per ordinary share and ADS
  attributable to Himax stockholders                   $0.11     $0.38
                                                    ========  ========
 Diluted earnings per ordinary share and ADS
  attributable to Himax stockholders                   $0.11     $0.37
                                                    ========  ========

 Basic Weighted Average Outstanding Shares           187,429   191,422
 Diluted Weighted Average Outstanding Shares         187,569   192,518

                        Himax Technologies, Inc.
             Unaudited Supplemental Financial Information
                (Amounts in Thousands of U.S. Dollars)

                                                               Three
 The amount of share-based compensation                        Months
 included in applicable statements           Three Months      Ended
 of income categories is summarized         Ended June 30,    March 31,
 as follows:                                2009      2008      2009
                                          --------  --------  --------
 Share-based compensation
  Cost of revenues                        $     13  $     28  $     13
  Research and development                   1,807     1,935     1,783
  General and administrative                   271       232       272
  Sales and marketing                          260       244       274
  Income tax benefit                          (295)       --      (101)
                                          --------  --------  --------
 Total                                    $  2,056  $  2,439  $  2,241
                                          ========  ========  ========

 The amount of acquisition-related
 charges included in applicable
 statements of income categories is
 summarized as follows:

 Acquisition-related charges
  Research and development                $    258  $    239  $    258
  Sales and marketing                          290       289       290
  Income tax benefit                          (162)     (920)     (162)
                                          --------  --------  --------
 Total                                    $    386  $   (392) $    386
                                          ========  ========  ========

                        Himax Technologies, Inc.
             Unaudited Supplemental Financial Information
                (Amounts in Thousands of U.S. Dollars)

 The amount of share-based compensation
 included in applicable statements of income         Six Months Ended
 categories is summarized as follows:                    June 30,
                                                      2009      2008
                                                    --------  --------
 Share-based compensation
  Cost of revenues                                  $     26  $     56
  Research and development                             3,590     3,807
  General and administrative                             543       465
  Sales and marketing                                    534       485
  Income tax benefit                                    (396)       --
                                                    --------  --------
 Total                                              $  4,297  $  4,813
                                                    ========  ========

 The amount of acquisition-related charges included
 in applicable statements of income categories is
 summarized as follows:

  Research and development                          $    516  $    479
  Sales and marketing                                    580       578
  Income tax benefit                                    (324)     (920)
                                                    --------  --------
 Total                                              $    772  $    137
                                                    ========  ========

                        Himax Technologies, Inc.
            Unaudited Condensed Consolidated Balance Sheets
     (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                     June 30,    March 31, December 31,
                                       2009        2009        2008
                                    ----------  ----------  ----------
 Assets
 Current assets:
  Cash and cash equivalents         $  136,760  $  200,678  $  135,200
  Marketable securities
   available-for-sale                    2,447       3,919      13,870
  Accounts receivable, less
   allowance for doubtful accounts,
   sales returns and discounts          65,257      52,689      51,029
  Accounts receivable from related
   parties, less allowance
   for sales returns and discounts     142,064      87,959     104,477
  Inventories                           83,455      63,908      96,921
  Deferred income taxes                 21,439      20,747      21,446
  Prepaid expenses and other
   current assets                       13,569       9,973      11,707
                                    ----------  ----------  ----------
   Total current assets             $  464,991  $  439,873  $  434,650
                                    ----------  ----------  ----------
 Property, plant and equipment, net     53,515      53,542      55,111
 Deferred income taxes                  23,023      22,278      23,029
 Goodwill                               26,846      26,846      26,846
 Intangible assets, net                  9,869      10,417      10,965
 Investments in non-marketable
  securities                            11,970      11,619      11,619
 Refundable deposits and prepaid
  pension costs                          1,290       1,251       1,168
 Other assets                            3,204       3,186       2,160
                                    ----------  ----------  ----------
                                       129,717     129,139     130,898
                                    ----------  ----------  ----------
   Total assets                     $  594,708  $  569,012  $  565,548
                                    ==========  ==========  ==========

 Liabilities and Stockholders'
  Equity
 Current liabilities:
  Accounts payable                  $  136,550  $   63,131  $   53,720
  Income tax payable                    10,174      15,355      15,455
  Other accrued expenses and other
   current liabilities                  17,891      15,761      22,455
                                    ----------  ----------  ----------
   Total current liabilities        $  164,615  $   94,247  $   91,630
 Accrued pension liabilities               207         200         214
 Deferred income taxes                   2,899       3,066       3,224
 Income tax payable                        474         459         474
 Assets retirement obligation              169          --          --
                                    ----------  ----------  ----------
   Total liabilities                $  168,364  $   97,972  $   95,542
                                    ----------  ----------  ----------

 Himax stockholders' equity:
  Ordinary shares, US$0.0001 par
   value, 500,000,000 shares
   authorized; 184,987,722,
   187,303,186, and 190,119,594
   shares issued and outstanding at
   June 30, 2009, March 31,
   2009, and December 31, 2008,
   respectively                     $       18  $       19  $       19
  Additional paid-in capital           231,876     235,889     238,499
  Accumulated other comprehensive
   income (loss)                             6         (71)       (314)
  Unappropriated retained earnings     189,263     229,336     224,967
                                    ----------  ----------  ----------
   Himax stockholders' equity       $  421,163  $  465,173  $  463,171
   Noncontrolling interests              5,181       5,867       6,835
                                    ----------  ----------  ----------
   Total equity                     $  426,344  $  471,040  $  470,006
                                    ----------  ----------  ----------
 Total liabilities and stockholders'
  equity                            $  594,708  $  569,012  $  565,548
                                    ==========  ==========  ==========

                        Himax Technologies, Inc.
       Unaudited Condensed Consolidated Statements of Cash Flows
                (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                                               Months
                                              Three Months     Ended
                                             Ended June 30,   March 31,
                                            2009      2008      2009
                                          --------  --------  --------

 Cash flows from operating activities:
 Net income attributable to Himax
  stockholders                            $ 15,423  $ 37,714  $  4,369
 Adjustments to reconcile net income
  attributable to Himax stockholders to
  net cash provided by (used in)
  operating activities:
  Depreciation and amortization              3,530     3,067     3,196
  Provision (reversal) for allowance for
   doubtful accounts                          (129)        8       389
  Share-based compensation expenses          2,351     2,439     2,342
  Net loss attributable to the
   noncontrolling interests                 (1,032)   (1,037)   (1,066)
  Loss (gain) on disposal of property
   and equipment                               (12)       79        19
  Gain on disposal of subsidiary shares,
   net                                          --       (91)       --
  Loss (gain) on disposal of marketable
   securities, net                              --      (648)      156
  Deferred income tax benefit               (1,604)     (989)    1,292
  Inventories write downs                    3,223     5,944     3,976
 Changes in operating assets and
  liabilities:
   Accounts receivable                     (12,439)  (19,887)   (2,049)
   Accounts receivable from related
    parties                                (54,097)    6,327    16,509
   Inventories                             (22,770)  (14,783)   29,037
   Prepaid expenses and other current
    assets                                  (3,571)     (456)      498
   Accounts payable                         73,419     17,481    9,411
   Income tax payable                       (5,166)   (6,162)     (115)
   Other accrued expenses and other
    current liabilities                      2,263       314    (3,333)
                                          --------  --------  --------
    Net cash provided by (used in)
     operating activities                     (611)   29,320    64,631
                                          --------  --------  --------

 Cash flows from investing activities:
  Purchase of property and equipment        (2,870)   (3,038)   (3,097)
  Proceeds from disposal of property and
   equipment                                     1        --        --
  Purchase of available-for-sale
   marketable securities                    (5,147)   (6,275)   (6,552)
  Disposal of available-for-sale
   marketable securities                     6,693    11,508    16,170
  Proceeds from disposal of subsidiary
   shares by Himax Technologies Limited        333       182       106
  Purchase of investments in
   non-marketable securities                  (351)       --        --
  Purchase of subsidiary shares from the
   noncontrolling interests                    (33)     (205)      (50)
  Increase in refundable deposits              (17)      (81)     (100)
  Pledge of restricted marketable
   securities                                  (21)      (17)   (1,014)
                                          --------  --------  --------
   Net cash provided by (used in)
    investing activities                    (1,412)    2,074     5,463
                                          --------  --------  --------

                        Himax Technologies, Inc.
       Unaudited Condensed Consolidated Statements of Cash Flows
                (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                                               Months
                                           Three Months        Ended
                                           Ended June 30,    March 31,
                                         2009       2008        2009
                                       ---------  ---------  ---------
 Cash flows from financing activities:
                                       ---------  ---------  ---------
  Distribution of cash dividends       $ (55,496) $ (66,817) $      --
  Proceeds from issuance of new
   shares by subsidiaries                     55         --         47
  Payments to acquire ordinary
   shares for retirement                  (6,458)        (7)    (5,072)
                                       ---------  ---------  ---------
   Net cash used in financing
    activities                           (61,899)   (66,824)    (5,025)
                                       ---------  ---------  ---------
 Effect of exchange rate changes
  on cash and cash equivalents                 4         (1)       409
                                       ---------  ---------  ---------
 Net increase (decrease) in cash
  and cash equivalents                   (63,918)   (35,431)    65,478
 Cash and cash equivalents at
  beginning of period                    200,678    125,835    135,200
                                       ---------  ---------  ---------
 Cash and cash equivalents at end
  of period                            $ 136,760  $  90,404  $ 200,678
                                       =========  =========  =========

 Supplemental disclosures of cash flow
  information:
  Cash paid during the period for
   income taxes                        $   7,608  $   6,531  $      26
                                       =========  =========  =========

                        Himax Technologies, Inc.
         Unaudited Supplemental Data - Reconciliation Schedule
                (Amounts in Thousands of U.S. Dollars)

 Gross Margin, Operating Margin and Net Margin Excluding Share-based
 Compensation and Acquisition-Related Charges:
                                                              Three
                                                              Months
                                           Three Months       Ended
                                          Ended June 30,      March 31,
                                          2009      2008        2009
                                       ---------  ---------  ---------
 Revenues                              $ 184,927  $ 246,867  $ 125,656

 Gross profit                             38,388     63,070     26,215
 Add: Share-based compensation -
  Cost of revenues                            13         28         13
 Gross profit excluding share-based
  compensation                            38,401     63,098     26,228
 Gross margin excluding share-based
  compensation                              20.8%      25.6%      20.9%

 Operating income                         14,801     34,811      4,823
 Add: Share-based compensation             2,351      2,439      2,342
 Operating income excluding share-based
  compensation                            17,152     37,250      7,165
 Add: Acquisition-related charges -
  Intangible assets amortization             548        528        548
 Operating income excluding share-based
  compensation and acquisition-related
  charges                                 17,700     37,778      7,713
 Operating margin excluding share-based
  compensation and acquisition-related
  charges                                    9.6%      15.3%       6.1%
 Net income attributable to Himax
  stockholders                            15,423     37,714      4,369
 Add: Share-based compensation, net of
  tax                                      2,056      2,439      2,241
 Add: Acquisition-related charges, net
  of tax                                     386       (392)       386
 Net income attributable to Himax
  stockholders excluding share-based
  compensation and acquisition-related
  charges                                 17,865     39,761      6,996
 Net margin attributable to Himax
  stockholders excluding share-based
  compensation and acquisition-related
  charges                                    9.7%      16.1%       5.6%

 *Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues

 *Operating margin excluding share-based compensation and
  acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues

 *Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based
  compensation and acquisition-related charges divided by revenues

                        Himax Technologies, Inc.
         Unaudited Supplemental Data - Reconciliation Schedule
                (Amounts in Thousands of U.S. Dollars)

 Gross Margin, Operating Margin and Net Margin Excluding Share-based
 Compensation and Acquisition-Related Charges:

                                                        Six Months
                                                      Ended June 30,
                                                      2009      2008
                                                    --------  --------
 Revenues                                           $310,583  $478,455

 Gross profit                                         64,603   121,709
 Add: Share-based compensation - Cost of revenues         26        56
 Gross profit excluding share-based compensation      64,629   121,765
 Gross margin excluding share-based compensation       20.8%     25.4%

 Operating income                                     19,624    66,476
 Add: Share-based compensation                         4,693     4,813
 Operating income excluding share-based compensation  24,317    71,289
 Add: Acquisition-related charges -Intangible assets
  amortization                                         1,096     1,057
 Operating income excluding share-based compensation
 and acquisition-related charges                      25,413    72,346
 Operating margin excluding share-based compensation
 and acquisition-related charges                        8.2%     15.1%
 Net income attributable to Himax stockholders        19,792    71,851
 Add: Share-based compensation, net of tax             4,297     4,813
 Add: Acquisition-related charges, net of tax            772       137
 Net income attributable to Himax stockholders
  excluding share-based compensation and
  acquisition-related charges                         24,861    76,801
 Net margin attributable to Himax stockholders
  excluding share-based compensation and
  acquisition-related charges                           8.0%     16.1%

 *Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues

 *Operating margin excluding share-based compensation and
  acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues

 *Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based
  compensation and acquisition-related charges divided by revenues

 Diluted Earnings Per Share Attributable to Himax stockholders
 Excluding Share-based Compensation and Acquisition-Related Charges:

                                           Three Months   Six Months
                                          Ended June 30, Ended June 30,
                                              2009           2009
                                          -------------  -------------
 Diluted GAAP EPS attributable to Himax
  stockholders                                $0.08          $0.11
 Add: Share-based compensation per
  diluted share                               $0.01          $0.02
 Add: Acquisition-related charges per
  diluted share                               $  --          $  --

 Diluted non GAAP EPS attributable to
  Himax stockholders excluding share-based
  compensation and acquisition-related
  charges                                     $0.10          $0.13

 Numbers do not add up due to rounding

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com